August 8, 2011

VIA EDGAR AND FACSIMILE

Kathleen Collins, Accounting Branch Chief

Christine Davis, Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed on March 31, 2011 (the “2010 20-F”)

File No. 001-33853

Dear Ms. Collins and Ms. Davis:

We have received the letter dated August 3, 2011 from the staff of the Securities and Exchange Commission regarding the 2010 20-F. As our senior management will travel overseas until the end of the month, we would like to request an extension to the deadline for responding to the letter. We will file our response letter via EDGAR as soon as possible, in any event no later than September 6, 2011.

If you have any additional questions or comments regarding the 2010 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at (852) 3740 4850. Thank you very much.

Very truly yours,

/s/ Min Fan
Min Fan
Chief Executive Officer

cc:	Jane Jie Sun, Chief Financial Officer, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Alison Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company